December 3, 2007

Jeffrey Long

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Macquarie Global Infrastructure Total Return Fund Inc.

File No. 811-21765

Dear Mr. Long:

On behalf of the Macquarie Global Infrastructure Total Return Fund Inc. (the “Fund”), I am responding to your telephonic comments on behalf of the staff of the Securities and Exchange Commission (the “Staff”) on November 6, 2007, and the Staff’s follow-up conversation on November 20, 2007, regarding its review of the Fund’s Form N-SAR, dated January 16, 2007, and Form N-CSR, dated February 5, 2007.  The Fund found the Staff’s comments to be constructive and believes that all comments have been addressed and resolved.

The Fund’s responses to the Staff’s comments are set forth below.  For convenience, the applicable Staff comment is repeated before each response.

Staff Comment 1 (Form N-SAR):

The Independent Auditors’ Report on the Fund’s Internal Control over Financial Reporting filed as an exhibit with the Fund’s Form N-SAR did not reflect the electronic signature of the Fund’s independent auditors.  The Staff would like the Fund to file an amendment to the Fund’s Form N-SAR reflecting this change.

Fund Response to Staff Comment 1:

ALPS Fund Services, Inc. (“ALPS”), the Fund’s administrator, will file a Form N-SAR/A on behalf of the Fund for the year ended November 30, 2006, reflecting the Independent Auditors signature on the Independent Auditors’ Report on the Fund’s Internal Control over Financial Reporting.

Jeffrey Long

Securities and Exchange Commission

December 3, 2007

Staff Comment 2 (Form N-CSR):

The Fund’s Form N-CSR dated February 5, 2007, footnoted Spark Infrastructure Group as a restricted security in the Statement of Investments.  However, additional information is required under Rule 12-12(6) of Regulation S-X for restricted securities:

Fund Response to Staff Comment 2:

Going forward, the Fund will disclose the required information with respect to Rule 12-12(6) of Regulation S-X regarding any restricted securities held by the Fund.

Staff Comment 3 (Form N-CSR):

With regard to the investment in Spark Infrastructure Group in the Fund’s Form N-CSR dated February 5, 2007, the Staff would like to know how the partially paid security is accounted for.  In particular, the Staff would like to know if there was a liability associated with the unpaid piece on the balance sheet.

Fund Response to Staff Comment 3:

Spark Infrastructure Group was booked on the accounting system as a partially paid security.  The portion paid in full by the Fund was booked at cost and settled as a trade.  The when-issued obligation in the amount of USD $8,857,789 was booked at cost on the asset side of the balance sheet, and a pending payable in the amount of USD $8,857,789 was booked on the liability side as an unsettled trade due March 15, 2007.  For financial reporting purposes, Fund management and the Independent Auditors decided that separate line items on the Statement of Assets and Liabilities was not necessary since the amounts netted to zero.

In accordance with the Staff’s requests, the Fund will file an amendment to its Form N-SAR for the fiscal year ended November 30, 2006, reflecting the signature of the Fund’s auditor and going forward will ensure that it complies with all requirements concerning restricted securities contained in Rule 12-12(6) of Regulation S-X.

The Fund wishes to thank the Staff for its courtesy and cooperation with regard to this matter.  If you have any questions regarding this letter, please call Benjamin Lowe at ALPS at (303) 623-2577.

Sincerely,

/s/ Richard C. Butt

Richard C. Butt

Chief Financial Officer, Secretary and Treasurer

Macquarie Global Infrastructure Total Return Fund Inc.